MCT Holding Corporation

3884 East North Little Cottonwood Road

Salt Lake City, Utah  84092

October 8, 2008

VIA EDGAR AND

FACSIMILE

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:

MCT Holding Corporation, a Nevada corporation (the “Company”)

Registration Statement on Form 10

Form 10A-1 filing in response to Securities and Exchange Commission (the “Commission”) comment letter dated September 24, 2008.

Commission File No. 000-53390

Ladies and Gentlemen:

In regard to the above referenced filing, the Company hereby acknowledges the following:

•

that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MCT Holding Corporation

By: /s/David C. Merrell

Name: David C. Merrell

Title:   President and Director